# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CENTURION ACQUISITION CORP, CIK 0002010930
CUSIP: G20315100
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 667 Madison Avenue 5th Floor, New York, New York (NY), 10065
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001844495

## Reporting persons
- Wealthspring Capital LLC: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Matthew Simpson: type of reporting person: parent holding company or control person (HC), investment adviser (IA), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: CENTURION ACQUISITION CORP
Address of issuer's principal executive offices:
667 Madison Avenue 5th Floor, New York, NEW YORK
10065

## Item 2. Person Filing
Name of person filing:
Wealthspring Capital LLC

Matthew Simpson
Address of principal business office or, if none, residence:
2 WESTCHESTER PARK DRIVE
SUITE 108
WEST HARRISON, New York
10604
Citizenship:
Wealthspring Capital LLC - NEW YORK

Matthew Simpson - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote:
Wealthspring Capital LLC - 0

Matthew Simpson - 0
Shared power to vote or to direct the vote:
Wealthspring Capital LLC - 0

Matthew Simpson - 0
Sole power to dispose or to direct the disposition:
Wealthspring Capital LLC - 0

Matthew Simpson - 0
Shared power to dispose or to direct the disposition:
Wealthspring Capital LLC - 0

Matthew Simpson - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule
13G referred to below) on behalf of each of them a statement on Schedule 13G (including amendments thereto, if any)
with respect to the ordinary shares of Centurion Acquisition Corp., and that this Agreement may be included as an
Exhibit to such joint filing. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of July 8, 2026.

Wealthspring Capital LLC
/s/ Matthew Simpson
Name: Matthew Simpson Title: Manager

/s/ Matthew Simpson
Name: Matthew Simpson

## Signatures
- Wealthspring Capital LLC: /s/ Matthew Simpson, Matthew Simpson / Manager (07/08/2026)
- Matthew Simpson: /s/ Matthew Simpson, Matthew Simpson (07/08/2026)